

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 8, 2008

Ms. Cheryl J. Mihitsch
Chief Financial Officer
John D. Oil and Gas Company
8500 Station Street Suite 100
Mentor, OH 44060

> **Re:** **John D. Oil and Gas Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **Response Letter dated June 13, 2008**
> **File No. 000-30502**

Dear Ms. Mihitsch:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief